Exhibit 99.1

The9 Reports US$32 Million Net Income for Second Quarter of 2026, Up Over 39% Sequentially

Increase driven by the fair-value recognition of 9BIT tokens received under the Company’s cooperation agreement with the 9BIT Foundation as the9bit continued to expand AI capabilities, community engagement and commercial partnerships

HONG KONG, August 24, 2026 – The9 Limited (Nasdaq: NCTY) (“The9” or the “Company”), a global, diversified high-tech company, today reported its unaudited financial results for the three months ended June 30, 2026.

Second Quarter 2026 Highlights

•	Strong sequential growth: Net income for the quarter was US$32 million, an increase of more than 39% from the previous quarter.

•

Record profitability: Net income for the first half of 2026 reached US$55 million, representing the highest half-year net income in The9’s history since its 2004 IPO. This increase was driven primarily by the fair-value recognition of 9BIT tokens received under the Company’s cooperation agreement with the 9BIT Foundation, an independent crypto foundation established in Panama.

•	The Company received 475 million 9BIT tokens during the second quarter. Cumulative allocations reached 1.9 billion 9BIT tokens for the six months ended June 30, 2026.

•	As of the date of this release, the Company’s AI-powered gaming ecosystem, the9bit, has more than 180,000 games that were created using its proprietary AI-assisted tools.

•	As of the date of this release, the Company’s total cryptocurrency holdings, including 347 BTC and 1.9 billion 9BIT tokens, are valued at approximately US$120 million based on quoted market prices. This estimate is provided for reference only and may not reflect realizable value.

•	Currently, the daily trading volume of 9BIT tokens across crypto exchanges is approximately US$10 million.

•	The Company’s investee Nanyang Biologics Pte. Ltd. (“NYB”), a Singapore-based, AI-driven drug discovery company, has taken a significant step toward its planned Nasdaq listing. At an extraordinary general meeting held on August 19, 2026, shareholders of RF Acquisition Corp II (Nasdaq: RFAI) voted to approve NYB’s proposed business combination, marking a key milestone in NYB’s effort to become a Nasdaq-listed company under the reserved ticker symbol “NYB.” Upon completion of the business combination, which remains subject to customary closing conditions, the Company is expected to hold approximately 15% to 16% of the combined, Nasdaq-listed company.

The Company accounts for its digital assets in accordance with applicable U.S. GAAP, and its unaudited financial information for the quarter has been reviewed by The9’s independent auditors. For the full set of interim financial statements and the Report of Independent Registered Public Accounting Firm, please visit: the9.com/financials.

Business Development

During the quarter, The9 continued to refine the9bit’s operations, enhance the user experience and strengthen the platform’s AI capabilities. Since the9bit’s inception, users have created more than 180,000 games using the9bit’s proprietary AI-assisted tools. The Company is focused on translating this participation into a sustainable creator economy through improved creation tools, platform features, engagement mechanisms and broader utility for 9BIT.

The9 is advancing the9bit as an AI-native production operating system for interactive entertainment. Rather than relying on any single foundation model, the platform uses a model-agnostic orchestration layer to integrate different AI capabilities and production workflows. Users enter a single natural-language prompt, and the system converts it into a structured production blueprint, then coordinates specialized tasks across the broader development and production lifecycle. Each completed project generates production intelligence that can further improve task routing, automation and workflows, making the platform more efficient and capable as usage scales.

The Company also broadened the9bit’s commercial reach through offline cooperation and market development. Paid engagements have begun, including offline marketing campaigns for brand partners across Southeast Asia. The9bit has signed 41 brand partners, with an additional 127 potential partners in its pipeline. The Company believes these partnerships can link offline consumer activity with the9bit’s online creator and player community and deepen participation across the ecosystem. Building on this progress, the Company intends to explore partnership opportunities in the Americas and Europe, considering local market conditions, user preferences and regulatory requirements.

“We delivered our highest half-year net income since our IPO,” said George Lai, Chief Executive Officer of The9. “Meanwhile, we continued to build the capabilities that we believe will support The9’s long-term development – refining the9bit’s operations, improving the user experience, strengthening our AI-native production system and creating new links between our online community and offline commercial partners. These efforts are laying the foundation for a more active, resilient and scalable ecosystem. The market remains at an early stage and will continue to evolve, but we are confident in the long-term convergence of AI, user-generated content and digital assets, and in The9’s ability to capture opportunities in this space.”

Incentive Plan

As previously disclosed, the Board of Directors has approved a long-term incentive plan under which senior management will be eligible to receive equity awards representing up to 12% of the Company’s outstanding shares, contingent on the Company achieving higher quarterly net income in each of the remaining quarters of 2026 compared with the first quarter of 2026. Second-quarter net income of US$32 million exceeds first-quarter net income of US$23 million, satisfying the growth condition for the second quarter. The awards remain subject to multi-year vesting conditions and a three-year lock-up period.

Conference Call

The9’s management will host an earnings conference call at 8:30 AM US Eastern Time on August 24, 2026 (8:30 PM Hong Kong Time on August 24, 2026). Details for the conference call are as follows:

Event Title: The9 Limited Second Quarter 2026 Earnings Conference Call

Registration Link: https://register-conf.media-server.com/register/BI92e5c045cd54492e95c9c81c36fcf980

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

Additionally, a live webcast of the conference call will be available on the Company’s investor relations website at https://www.the9.com/investor-relations, and a replay of the webcast will be made available following the session.

About The9 Limited

The9 Limited (Nasdaq: NCTY) is a global, diversified high-tech company redefining how games are created, played, and monetized. Founded in 1999 and Nasdaq-listed since 2004, The9 brings over two decades of gaming heritage to its flagship platform the9bit, an AI-powered digital asset ecosystem built around AI game creation and the $9BIT token economy, where every participant can play, create, earn, and own a stake in its growth. Beyond the9bit, The9 continues to explore emerging opportunities across AI-empowered industries and the broader digital ecosystem, including an equity stake in AI-driven drug discovery company NYB, building a multi-engine business positioned at the frontier of AI and the new economy, reshaping how value is created and shared.

Forward-Looking Statements

This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements, which are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of the words “will,” “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “forecast,” “objective,” “plan,” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially. Such statements include, but are not limited to, statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance, developments in the capital and credit markets, expected future financial performance, and the markets in which we operate. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including, but not limited to, the following: results of operations, financial condition, our stock price, our strategies, our future business development, competition in the industry in which we operate, our ability to manage our costs and expenses, volatility in the market price of digital assets, the limited liquidity of certain digital asset tokens, evolving and uncertain regulatory frameworks governing cryptocurrencies, digital assets, and token-based economies, laws and regulations relating to the industry in which we operate, general economic and business conditions, and assumptions underlying or related to any of the foregoing. For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see The9’s filings with the U.S. Securities and Exchange Commission. The9 undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Investor Relations Contact

Ms. Jojo Su

Investor Relations Specialist

The9 Limited

Tel: +86 (21) 6108-6080

Email: IR@corp.the9.com

Ms. Helen Wu

Piacente Financial Communications

Tel: +86 (10) 6508-0677

Email: The9@thepiacentegroup.com

THE9 LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$. All amounts in thousands, except for per share data, or otherwise noted.)

	Three months ended June 30,			Six months ended June 30,
	2025	2026	2026	2025	2026	2026
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Cryptocurrency mining revenue	18,873	-	-	40,320	4,622	681
Online game services and other revenues from third party	6,236	3,243	478	21,745	7,175	1,058
Online game services and other revenues from related party	-	1,589	234	-	5,876	866

Total net revenues	25,109	4,832	712	62,065	17,673	2,605
Cost of cryptocurrency mining	(22,419)	-	-	(48,313)	(6,483)	(955)
Cost of online game services and other revenues from third party	(5,896)	(2,306)	(340)	(15,048)	(4,302)	(634)
Cost of online game services and other revenues from related party	-	(359)	(53)	-	(2,201)	(324)
Total cost	(28,315)	(2,665)	(393)	(63,361)	(12,986)	(1,913)

Gross profit (loss)	(3,206)	2,167	319	(1,296)	4,687	692

Operating income (expenses):
Product development	(145)	(3,003)	(443)	(292)	(6,570)	(968)
Sales and marketing	(53)	(1,175)	(173)	(218)	(5,991)	(883)
General and administrative	(34,174)	(35,769)	(5,272)	(67,368)	(68,186)	(10,049)
Impairment of property, equipment and software	-	(19,579)	(2,886)	-	(19,579)	(2,886)
Impairment of intangible assets	-	(11,850)	(1,746)	-	(11,850)	(1,746)
Realized gain (loss) on exchange cryptocurrencies	(1,479)	-	-	10,627	7,584	1,118
Fair value change on cryptocurrencies	63,110	(21,787)	(3,211)	23,435	(90,434)	(13,328)
Total operating income (expenses)	27,259	(93,163)	(13,731)	(33,816)	(195,026)	(28,742)

Income (loss) from operations	24,053	(90,996)	(13,412)	(35,112)	(190,339)	(28,050)
Impairment on equity investments	(42,771)	-	-	(42,771)	-	-
Impairment on other investments	(26)	(82,573)	(12,170)	(581)	(82,573)	(12,170)
Interest expenses	(4,137)	(11,469)	(1,690)	(6,361)	(23,017)	(3,392)
Gain on fair value of derivative	18,079	4,846	714	14,825	7,001	1,032
Gain on extinguishment of convertible notes	-	1,804	266	-	2,181	322
Gain on extinguishment of debt	-	-	-	-	2,940	433
Changes in fair value on other investments	276	(58)	(9)	46	(70)	(10)
Cryptocurrency reward	-	75,349	11,105	-	263,972	38,905
Fair value change on 9BIT tokens	-	320,426	47,225	-	391,204	57,657
Other income, net	1,728	688	101	2,178	901	134
Foreign transaction exchange gain	279	2,096	309	511	3,530	520
Income (loss) from continuing operations before income tax expense and share of loss in equity method investments	(2,519)	220,113	32,439	(67,265)	375,730	55,381
Income tax expense	(134)	-	-	(134)	-	-
Share of gain in equity method investments	(872)	-	-	(571)	-	-
Net income (loss)	(3,525)	220,113	32,439	(67,970)	375,730	55,381
Net income (loss) attributable to noncontrolling interest	(865)	(802)	(118)	928	(1,952)	(288)
Net income (loss) attributable to The9 Limited ordinary shareholders	(2,660)	220,915	32,557	(68,898)	377,682	55,669
Other comprehensive income (loss):
Currency translation adjustments	2	4	-	(150)	-	-
Total comprehensive income (loss)	(3,523)	220,117	32,439	(68,120)	375,730	55,381
Comprehensive income (loss) attributable to:
Noncontrolling interest	(865)	(802)	(118)	928	(1,952)	(288)
The9 Limited	(2,658)	220,919	32,557	(69,048)	377,682	55,669
Net income (loss) per share attributable to The9 Limited ordinary shareholders:
- Basic and diluted	(0.00)	0.07	0.01	(0.04)	0.12	0.02

Weighted average number of shares outstanding
- Basic and diluted	1,719,077	3,165,455	3,165,455	1,719,077	3,165,455	3,165,455

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

THE9 LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$. All amounts in thousands, except for share data, or otherwise noted.)

	As of December 31, 2025	As of June 30, 2026	As of June 30, 2026
	RMB	RMB	US$
		(UNAUDITED)	(UNAUDITED)
Assets
Current Assets:
Cash and cash equivalents	58,489	12,725	1,875
Accounts receivable, net of allowance for credit losses	3,782	2,143	316
Accounts receivable-related party	6,284	6,888	1,015
Prepayments and other current assets, net of allowance for credit losses	19,543	34,223	5,044
Prepayments and other current assets-related party	515	1,432	211
Advances to suppliers	1,620	3,020	445
Cryptocurrencies	13,673	882	130
Cryptocurrencies, restricted	238,533	137,959	20,333
Cryptocurrencies (9BIT Tokens)	-	655,176	96,562
Short term loan receivable-related party	-	2,880	424
Total current assets	342,439	857,328	126,355

Investments	171,558	88,915	13,104
Property, equipment and software, net	43,582	15,282	2,252
Operating lease right-of-use assets, net	11,836	9,829	1,449
Convertible notes receivable-related party	7,306	14,771	2,177
Intangible assets	15,801	2,217	327
Other long-lived assets, net	1,226	4,740	699
Total Assets	593,748	993,082	146,363

LIABILITIES AND EQUITY
Current Liabilities:
Accounts payable	15,849	14,765	2,176
Accounts payable-related party	3,629	4,766	702
Other taxes payable	1,434	1,368	202
Advances from customers	5,924	5,983	882
Amounts due to related parties	9,658	26,794	3,949
Loan, net	174,476	145,539	21,450
Convertible notes	48,152	56,702	8,357
Conversion feature derivative liability	24,589	15,273	2,251
Interest payables	3,941	4,913	724
Accrued expense and other current liabilities	49,809	50,729	7,477
Current portion of operating lease liabilities	4,189	4,298	633
Deferred revenue	1,635	2,817	415
Put option liability	112	100	15
Total current liabilities	343,397	334,047	49,233
Non-current portion of operating lease liabilities	7,815	5,519	813
Total Liabilities	351,212	339,566	50,046

Ordinary shares contingently redeemable	72,699	72,699	10,715
Equity
Class A ordinary shares (US$0.01 par value; 43,000,000,000 shares authorized, 4,504,052,678 and 4,518,329,978 shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively)	317,358	322,656	47,554
Class B ordinary shares (US$0.01 par value; 6,000,000,000 shares authorized, 63,607,334 and 63,607,334 shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively)	4,533	4,533	668
Additional paid-in capital	4,706,242	4,736,198	698,029
Statutory reserves	7,327	7,327	1,080
Accumulated other comprehensive loss	(11,924)	(11,928)	(1,758)
Accumulated deficit	(4,832,656)	(4,454,974)	(656,582)
The9 Limited shareholders’ equity	190,880	603,812	88,991
Noncontrolling interest	(21,043)	(22,995)	(3,389)
Total equity	169,837	580,817	85,602
TOTAL LIABILITIES AND EQUITY	593,748	993,082	146,363

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

THE9 LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(Expressed in Renminbi - RMB and US Dollars - US$. All amounts in thousands, except for share data, or otherwise noted.)

	Six months ended June 30,
	2025	2026
	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	(67,970)	375,730	55,381
Adjustments for reconcile net income (loss) to net cash used in operating activities:
Loss on disposal of property, equipment and software	95	1	-
Gain on sale of property, plant and equipment	(1,652)	(517)	(76)
Amortization of deferred loan costs	979	1,636	241
Conversion of interest of convertible debt into ordinary shares	-	-	-
Non-cash other income	(257)	(66)	(10)
Share-based compensation expenses	23,378	26,317	3,879
Share of loss in equity method investments	571	-	-
Changes in fair value on other investments	(46)	70	10
Impairment on equity investments	42,771	-	-
Impairment loss of equipment, intangible assets	-	31,429	4,632
Impairment on other investments	581	82,573	12,170
Provision for doubtful accounts receivable	-	3,755	553
Gain change in fair value of conversion feature derivative, option assets and liabilities	(14,825)	(7,001)	(1,032)
Depreciation and amortization of property, equipment and software	7,656	8,736	1,287
Foreign currency exchange gain	(511)	(3,530)	(520)
Gain on extinguishment of debt	-	(2,940)	(433)
Non-cash interest expense on convertible notes	3,755	19,511	2,876
Amortization of intangible assets	-	1,734	256
Gain on extinguishment of convertible notes	-	(2,181)	(322)
Non-cash lease expense	2,422	2,007	296
Cryptocurrency mining revenue	(40,320)	(4,622)	(681)
Receipt of USDC and USDT from exchange of other cryptocurrencies	(16,886)	(1,425)	(210)
Receipt of USDC from operating activities	-	(257)	(38)
Realized gain on sale/exchange of cryptocurrencies	(10,627)	(7,584)	(1,118)
Change in fair value of cryptocurrency	(23,435)	(300,770)	(44,328)
Payment of default deficit	-	3,597	530
Receipt of 9bit from operating activities	-	(263,972)	(38,905)
Payment in cryptocurrencies for operating activities	34,874	4,740	699
Sale of cryptocurrencies for cash	42,229	25,282	3,726
Interest expense	1,331	2,663	393
Sale of cryptocurrencies for other cryptocurrencies	16,886	1,425	210
Change in accounts receivable	(1,123)	(2,719)	(401)
Change in advance to suppliers	(840)	(1,400)	(206)
Change in prepayments and other current assets	(1,196)	(15,600)	(2,299)
Change in other long-lived assets	81	(3,514)	(518)
Change in Operating lease right-of-use assets	(3,567)	-	-
Change in accounts payable	5,026	51	8
Change in amounts due from related parties	16	2,443	360
Change in other taxes payable	25	(66)	(10)
Change in advances from customers	(107)	1,241	183
Change in accrued expenses and other current liabilities	1,014	(2,867)	(422)
Change in Operating lease liabilities	964	(2,187)	(322)
Net cash provided by (used in) operating activities	1,292	(28,277)	(4,161)

Cash flows from investing activities
Loan to a related party	-	(9,848)	(1,451)
Proceeds from disposal of property, equipment and software	82	517	76
Loan advanced to other party	(2,156)	-	-
Purchase of property, equipment and software	-	(11)	(2)
Net cash used in investing activities	(2,074)	(9,342)	(1,377)

Cash flows from financing activities:
Loan from a related party	-	20,540	3,027
Repayment of loan from a related party	-	(3,404)	(502)
Proceeds from issuance of convertible notes	21,472	-	-
Proceeds from equity financing	21,575	-	-
Repayments of BTC Mortgage loan	(16,334)	(24,360)	(3,590)
Net cash provided by (used in) financing activities	26,713	(7,224)	(1,065)
Effect of foreign exchange rate changes on cash and cash equivalents	(747)	(921)	(142)
Net change in cash and cash equivalents	25,184	(45,764)	(6,745)
Cash and cash equivalents, beginning of period	10,911	58,489	8,620
Cash and cash equivalents, end of period	36,095	12,725	1,875

Supplemental disclosure of cash flow information:

Interest paid	-	-	-

Non-cash investing and financing activities:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	1,594	-	-
Conversion of convertible notes into ordinary shares	43,107	8,937	1,317
Settlement of L2 T6&T2 Loan in USBT	-	25,305	3,729
Repayment of BTC Mortgage borrowing	30,419	-	-
Receipt of USDT from BTC Mortgage borrowing	102,489	26,313	3,878
Receipt of BTC from investors	33,937	-	-
Loan cost paid in USDT	(2,049)	-	-
Put option liability	(1,735)	(12)	(2)
Cancellation of contingently redeemable shares (Beijing Naonao)	15,612	-	-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR SIX MONTHS ENDED JUNE 30, 2025 AND 2026

(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$"), including number of shares)

	Number of shares	Par value	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Accumulated deficit	Equity (deficit) attributable to The9 limited	Noncontrolling interest	Total Shareholder Equity (deficit)
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2026	4,567,660	321,891	4,706,242	7,327	(11,924)	(4,832,656)	190,880	(21,043)	169,837
Net income	-	-	-	-	-	377,682	377,682	(1,952)	375,730
Currency translation adjustments	-	-	-	-	(4)	-	(4)	-	(4)
Cancellation of ordinary shares	(4,457)	(320)	320	-	-	-	-	-	-
Share-based compensation	-	-	26,317	-	-	-	26,317	-	26,317
Conversion of convertible debt into ordinary shares	81,735	5,618	3,319	-	-	-	8,937	-	8,937
Balance as of June 30, 2026	4,644,938	327,189	4,736,198	7,327	(11,928)	(4,454,974)	603,812	(22,995)	580,817
Balance as of June 30, 2026 (US$ except share data)	4,644,938	48,222	698,029	1,080	(1,758)	(656,582)	88,991	(3,389)	85,602

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

THE9 LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1 – Organization and Nature of Operations

The accompanying unaudited condensed consolidated financial statements include the financial statements of The9 Limited (“The9”), incorporated in the Cayman Islands, its subsidiaries, the consolidated variable interest entity (the “VIE”), and the subsidiaries of the VIE (collectively, the “Group,” the “Company,” “we,” “our,” or “us”). The Group is primarily engaged in the operation of cryptocurrency mining, and, since the second half of 2024, has reentered the online gaming business in mainland China through business cooperation with various gaming companies.

There have been no material changes to the Group’s principal subsidiaries or VIE structure during the six months ended June 30, 2026.

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. Accordingly, they do not include all information and footnotes required by the U.S. GAAP for complete annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of the Company’s financial position as of June 30 2026, and its results of operations and comprehensive income (loss), changes in equity, and cash flows for the periods presented have been included. Operating results for the six months ended June 30, 2026 are not necessarily indicative of results for the year ending December 31, 2026.

The condensed consolidated balance sheet as of December 31, 2025 has been derived from the audited consolidated financial statements as of that date, but does not include all disclosures required by U.S. GAAP for complete annual financial statements.

These condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto included in its Annual Report on Form 20-F for the year ended December 31, 2025. The accounting policies applied are consistent with those used in the Company’s most recent audited annual financial statements, with no material changes during the period.

Note 3 – Convenience Translation

The United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB6.7851, representing the noon buying rate on the last trading day of June 2026 (June 30, 2026), as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 4 – Variable Interest Entity

The Group is the primary beneficiary of its VIE, Shanghai The9 Information Technology Co., Ltd. (“Shanghai IT” or the “VIE”), which was designed to comply with PRC regulations that prohibit direct foreign ownership of businesses that operate online games in the PRC. Through contractual arrangements between the Group’s subsidiary, Huiling Computer Technology Consulting (Shanghai) Co. Ltd. (“Huiling”, a wholly-owned foreign enterprise, the “WOFE”), and Shanghai IT’s shareholders, the Group has (1) the power to direct the activities of the VIE that most significantly affect its economic performance, and (2) the right to receive benefits from the VIE that could potentially be significant to the VIE. Accordingly, the Group has consolidated the VIE pursuant to ASC 810, Consolidation. There have been no changes to the contractual arrangements, the Group’s control conclusion, or identified risks and uncertainties related to the VIE structure during the six months ended June 30, 2026. For a full description of the contractual arrangements and associated risks, see Note 5 to the Group’s audited consolidated financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2025.

The carrying amounts of the assets, liabilities, and results of operations of the VIE and its subsidiaries included in the Group’s condensed consolidated balance sheets and statements of comprehensive income (loss) are as follows:

	December 31, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	US$
	in thousands		(Note 3)
Cash and cash equivalents	7,761	3,287	484
Accounts receivable, net of allowance for credit losses	3,637	1,674	247
Accounts receivable - related party	6,284	6,888	1,015
Advances to suppliers	1,568	1,887	278
Prepayments and other current assets, net of allowance for credit losses	8,974	11,675	1,721
Prepayments and other current assets - related party	515	1,432	211
Due from the Group’s companies (i)	447,496	451,813	66,589
Total current assets	476,235	478,656	70,545
Intangible asset	2,500	2,217	327
Property, equipment and software, net	124	96	14
Operating lease right-of-use assets, net	145	116	17
Total assets	479,004	481,085	70,903

Accounts payable	10,351	11,512	1,697
Other taxes payable	1,391	1,387	204
Advances from customers	5,398	5,457	804
Amounts due to related parties	44,057	44,057	6,493
Accrued expenses and other current liabilities	37,572	38,055	5,609
Current portion of operating lease liabilities, current	61	62	9
Deferred revenue	1,635	2,418	356
Due to the Group’s companies (i)	1,446,363	1,457,999	214,882
Total current liabilities	1,546,828	1,560,947	230,054

Non-current portion of operating lease liabilities	80	49	7
Total liabilities	1,546,908	1,560,996	230,061

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2025	June 30, 2026	June 30, 2025	June 30, 2026
	RMB	RMB	RMB	RMB
	in thousands
Revenues	6,236	4,026	21,745	11,145
Cost of revenues	(5,465)	(2,173)	(14,617)	(5,444)
Gross profit (loss)	771	1,853	7,128	5,701

Total operating expenses	(5,030)	(10,161)	(9,177)	(18,421)

Loss from continuing operations before income tax expense and share of loss in equity method investments	(4,086)	(8,204)	(1,710)	(12,415)

Net income (loss)	(5,092)	(8,204)	(2,415)	(12,415)

Note:

(i) It represents the elimination of intercompany balances among The9 Limited, primary beneficiaries of VIEs excluding The9 Limited, other subsidiaries and the VIEs and VIEs’ subsidiaries.

(ii) The VIE’s assets are not used as collateral for the VIE’s obligations and can only be used to settle the VIE’s obligations.

Note 5 – Investments

	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US$
			(Note 3)
	in thousands
Investments accounted for under cost method:
Shenma Limited (“Shenma”) <1>	82,573	—	—
Kuaijin Shidai (Xiamen) Technology Co., Ltd. (“KuaiJin”) <2>	67,360	67,360	9,928
Dragonfly Ventures II, L.P. ("Dragonfly") <3>	19,520	19,520	2,877
Redblock Inc. (“Redblock”) <4>	1,943	1,943	286
Investments accounted for under readily determinable fair values Nano Labs, Ltd. (“Nano Labs”) <5>	162	92	13

Total	171,558	88,915	13,104

<1> Shenma

In May 2024, the Group entered into the term sheet, it signed a definitive share purchase agreement with Shenma, a company operating digital human AIGC (Artificial Intelligence Generated Content) platform as a service in China, with the final negotiated terms to purchase 19% shares of Shenma in exchange for cash payment of US$1 million and issuance of The9’s 417,880,500 restricted Class A ordinary shares (equivalent to 1,392,935 ADSs), the total value of investment of Shenma is RMB 82.6 million. The restricted Class A ordinary shares to be issued to Shenma will be subject to lock-up conditions and will only be released according to the following schedule: (i) when the market capitalization of The9 reaches US$200 million, 33,938,400 Class A Ordinary shares (equivalent to 113,128 ADSs) of The9 shall be released from the lock-up; (ii) when the market capitalization of The9 reaches US$500 million, 13,575,300 Class A Ordinary shares (equivalent to 45,251 ADSs) of The9 shall be released from the lock-up, and (iii) when the market capitalization of The9 reaches US$1 billion, 6,787,800 Class A Ordinary shares (equivalent to 22,626 ADSs) of The9 shall be released from the lock-up. The rest of the issued Class A shares shall be released from the lock-up when the following conditions are met: Shenma completes the Qualified IPO with valuation higher than US$200 million.

In the first half of 2026, Shenma's revenue experienced a sharp decline and there is great uncertainty in new business, the Group recorded a full impairment loss of RMB 82.6 million (US$ 12.2 million) as June 30, 2026.

<2> KuaiJin

In May 2024, the Group entered into a definitive share purchase agreement with KuaiJin, a company operating unmanned retail store platform in China, to purchase 15% of KuaiJin by cash of US$1.5 million and issuance of The9’s 318,448,800 restricted Class A ordinary shares (equivalent to 1,061,496 ADSs), the total value of investment of KuaiJin is RMB 67.4 million (US$ 9.6 million). The restricted Class A ordinary shares to be issued to KuaiJin will be subject to lock-up conditions and will only be released according to the following schedule: (i) when the market capitalization of The9 reaches US$200 million, 20,940,900 Class A ordinary shares (equivalent to 69,803 ADSs) of The9 will be released from the lock-up; (ii) when the market capitalization of The9 reaches US$500 million, 8,376,300 Class A ordinary shares (equivalent to 27,921 ADSs) of The9 will be released from the lock-up, and (iii) when the market capitalization of The9 reaches US$1 billion, 4,188,300 Class A Ordinary shares (equivalent to 13,961 ADSs) of The9 will be released from the lock-up. The rest of the restricted shares shall be released from the lock-up when either of the following conditions are met: KuaiJin completes a qualified IPO and its shares owned by The9 become freely tradable in the open market; or if and when the The9 exercises its purchase option and, as a result, holds a minimum 51% of the then total share capital of KuaiJin.

<3> Dragonfly

In March 2021, the Group entered into an investment agreement with Dragonfly Ventures II, L.P. (“Dragonfly”). The Group invested RMB19.5 million in 2021. The Group performed an impairment assessment and determined that there is no impairment in the investment as of December 31, 2025 and June 30, 2026, respectively.

<4> Redblock

In July 2021, the Group entered into an investment agreement with Redblock Inc. (“Redblock”). The Group invested RMB1.9 million in 2021. The Group performed an impairment assessment and determined that there is no impairment in the investment as of December 31, 2025 and June 30, 2026, respectively.

<5> Nano Labs

In July 2022, the Group made a RMB 20.2 million (US$3 million) strategic investment in the initial public offering of Nano Labs to obtain of 260,642 American depositary shares (“ADSs”) of Nano Labs.

In July and August 2022, the Group sold 187,656 ADSs of Nano Labs and received RMB 15.2 million, the Group recorded a realized gain on disposal of equity investee and available-for-sale investments of RMB 0.7 million.

The Group recognized a loss on change in the fair value of its investment of RMB 249 thousand and RMB 57 thousand (US$ 8 thousand) for the three months ended June 30, 2025 and 2026, respectively. The Group recognized a gain on the fair value of its investment of RMB 15 thousand and a loss on the change in the fair value of its investment of RMB 69 thousand (US$10 thousand) for the six months ended June 30, 2025 and 2026, respectively.

The Group’s investments, accounted for under the equity method and cost method, are more fully described in Note 11 to the Group’s audited consolidated financial statements for the year ended December 31, 2025.

Note 6 – Call Option Assets

As of December 31, 2025 and June 30, 2026, the Group’s call option assets, related to its equity interest in Kuaijin, were carried at a fair value of nil. There have been no changes in the terms of the call option or reassessment triggering a change in fair value during the six months ended June 30, 2026.

Note 7 – Cryptocurrencies

The Group holds digital assets, including Bitcoin (“BTC”) and 9BIT tokens, which are accounted for in accordance with applicable U.S. GAAP.

During the three months ended June 30, 2026, the Group received 1,900,000,000 9BIT tokens pursuant to a cooperation agreement with the 9BIT Foundation, an independent crypto foundation established in Panama, in connection with the Group’s AI-powered game creation platform, the9bit. the9bit started its operation in late 2025. It focuses on the Southeast Asia market for the time being, and will expand to other countries in the future.

According to the cooperation agreement, the9bit will utilize 9BIT as its platform token in a non-exclusive basis. Being the initial ecosystem contributor, the9bit will be rewarded a total of 1,900,000,000 9BIT tokens by 9BIT Foundation for its contribution to the 9BlT ecosystem. the9bit does not have any obligation for how long it will utilize 9BIT as its platform token or whether it will utilize other tokens in the future. The Group recognized such cryptocurrency reward when it received 9BIT tokens in its wallet.

The tokens were measured at fair value based on observable market prices on digital asset trading platforms, including KuCoin, MEXC, and BingX, on which 9BIT tokens are listed. The initial receipt of RMB263,972 thousand (US$38,905 thousand) was recorded within other income as “Cryptocurrency reward.” The tokens are subsequently remeasured to fair value at each reporting date, with changes recognized in net income as “Fair value change on 9BIT tokens”.

9BIT Token roll-forward — six months ended June 30, 2026:

	Tokens	RMB (’000)	US$ (’000)
Balance at December 31, 2025	-	-	-
Tokens received	1,900,000,000	263,972	38,905
Fair value change	-	391,204	57,657
Balance at June 30, 2026	1,900,000,000	655,176	96,562

In addition to 9BIT tokens, the Group holds other cryptocurrencies, consisting primarily of Bitcoin (BTC), together with smaller holdings of Tether (USDT) and USD Coin (USDC). The following table presents the roll-forward of Cryptocurrencies and Cryptocurrencies, restricted (excluding 9BIT tokens, presented in a separate balance sheet line item, see above) for the six months ended June 30, 2026:

(RMB in thousands)	Amount
Balance at December 31, 2025	252,206
Receipt of cryptocurrencies from mining activities	4,622
Receipt of FIL from Cryptocurrency mining	66
Receipt of USDC from operating activities	257
Additional from exchange of other cryptocurrencies	1,425
Additional from BTC Mortgage borrowing	26,313
Payment for operating activities	(4,740)
Sale of cryptocurrencies for cash	(25,282)
Sale of cryptocurrencies for other cryptocurrencies	(1,425)
Repaid of BTC Mortgage borrowing	(25,305)
Interest expense	(2,663)
Payment of default deficit	(3,597)
Exchange gain or loss for RMB/USD translation	(188)
Realized gain on sale/exchange of cryptocurrencies	7,584
Fair value change on cryptocurrencies	(90,434)
Balance at June 30, 2026	138,841

Note 8 – Put Option Liabilities

The Group’s remaining put option liability relates to its equity interest in Shenma, as more fully described in Note 17 to the Group’s audited consolidated financial statements for the year ended December 31, 2025. The put option liability was RMB112 thousand and RMB100 thousand (US$15 thousand) as of both December 31, 2025 and June 30, 2026. The put option liabilities are classified as Level 3 fair value measurements under ASC 820, Fair Value Measurement, due to the use of significant unobservable inputs in the valuation. These liabilities are initially measured and subsequently revalued using the Monte Carlo simulation model. The fair value of the put options is sensitive to key assumptions such as expected volatility, risk-free interest rates, the expected term of the options, and assumptions regarding dividend yield. The Group regularly reassesses the fair value of the put options, at least on a semi-annual basis, to reflect changes in market conditions and other relevant factors. Any changes in fair value are recognized in the consolidated statement of comprehensive income (loss) as a gain (loss) on change in fair value of put option liabilities, with a corresponding adjustment to the carrying value of the put option liabilities.

Note 9 – Leases

The Group has operating leases primarily for office space, parking lots, and warehouse space. Balances related to operating leases as of June 30, 2026 were as follows:

	December 31, 2025	June 30, 2026	June 30, 2026
	RMB(’000)	RMB(’000)	US$(’000)
Operating lease right-of-use assets	11,836	9,829	1,449
Operating lease liabilities – current	4,189	4,298	633
Operating lease liabilities – non-current	7,815	5,519	813

Operating lease cost recognized for the three months ended June 30, 2026 was RMB1,135 thousand (US$167 thousand), compared to RMB1,323 thousand for the three months ended June 30, 2025. Operating lease cost recognized for the six months ended June 30, 2026 was RMB2,268 thousand (US$334 thousand), compared to RMB2,522 thousand for the six months ended June 30, 2025. There have been no new leases entered into, material modifications, or terminations during the six months ended June 30, 2026, and no changes to the weighted-average discount rate or remaining lease term materially different from that disclosed as of December 31, 2025 (4.65%). The weighted average remaining lease term (in years) are 2.95 years as of December 31, 2025 and 2.46 years as of June 30, 2026.

Note 10 – Taxation

The Group is subject to income taxation in the Cayman Islands, Hong Kong, Singapore, the PRC, and the United States, as more fully described in Note 19 to the Group’s audited consolidated financial statements for the year ended December 31, 2025. There have been no changes to the Group’s tax jurisdictions, statutory rates, or preferential tax qualifications during the six months ended June 30, 2026.

No income tax expense was recorded for the six months ended June 30, 2026, notwithstanding net income of RMB375,730 thousand for the period. This net income was primarily attributable to the receipt and fair value remeasurement of 9BIT tokens by a Group subsidiary incorporated in Hong Kong. Hong Kong operates a territorial system of taxation, under which profits tax applies only to profits arising in or derived from Hong Kong. This subsidiary maintains no office, employees, or operations in Hong Kong and holds only a registered address through a registered agent. Accordingly, and consistent with the Group’s Hong Kong subsidiaries not having historically derived assessable profits in Hong Kong (as disclosed in Note 19 to the Group’s audited annual financial statements), management has concluded that no Hong Kong income tax is applicable to this income.

Note 11 – Loan

The loan balance decreased from RMB174,476 thousand (US$25,300 thousand) as of December 31, 2025 to RMB145,539 thousand (US$21,450 thousand) as of June 30, 2026, primarily reflecting the following activity during the six months ended June 30, 2026.

In February 2026, the Group received the first batch of five default notices under Loan Agreement #2, stating that an Event of Default had occurred under loan tranches #3, #4, #5, #6, and #7 due to a diminution in the value of pledged collateral. The Group did not cure the deficit under tranche #6; instead, the Group terminated that loan tranche, with a principal amount of approximately US$3.6 million plus accrued interest, and forfeited its right to receive the pledged collateral of 48 BTC in full settlement. In May 2026, the Group repaid tranche #2 with a principal amount of approximately US$3.9 million. In June 2026 the Group drew down tranche #9, receiving a principal amount of approximately US$3.8 million at an annual interest rate of 3% and a maturity of one year, pledging 78 BTC as collateral.

As of June 30, 2026, the remaining loan balance under Loan Agreement #2 remains outstanding under the terms described above and in the Group’s audited consolidated financial statements as of and for the year ended December 31, 2025 as Tranche #1, #3, and #4 were extended for 12 months.

Note 12 – Convertible Notes

As of June 30, 2026, the Group had the following convertible notes outstanding, both bearing 6% interest per annum and convertible into ADSs at the lower of 90% of the average 5-day trading price preceding the redemption notice or 90% of the closing price on the day before the redemption notice:

	June 30, 2026 Principal (RMB ’000)	June 30, 2026 Accrued Interest (RMB ’000)
February 2025 $3,300,000 Note, due February 27, 2026 (on April 14, 2026, the maturity date for this Note is extended until September 5, 2026)	5,238	43
September 2025 $8,800,000 Note, due September 22, 2026	51,464	2,826
Total	56,702	2,869

The following table presents the roll-forward of convertible notes, net of unamortized discount, for the six months ended June 30 2026:

(RMB in thousands)	Amount
Balance at January 1, 2026	48,152
Issuance of convertible notes, face value	-
Debt Modification Adjustment at 4/14/2026	254
Amortization of debt discount	17,473
Amortization of debt modification adjustment	(194)
Conversion	(8,693)
Exchange rate change on notes’ face value	(290)
Balance at June 30, 2026	56,702

The fair value of the conversion option embedded in each note is estimated using the Black-Scholes option pricing model. Key assumptions used as of June 30, 2026 were: (1) dividend yield of 0%; (2) expected volatility of 75.53%-75.65%; (3) risk-free interest rate of 3.79%-3.85%; (4) expected life of 0.18-0.23 years; and (5) estimated fair value of the Group’s ADSs of $4.41 per share.

Note 13 – Warrants

The Group has issued warrants to purchase Class A ordinary shares in connection with various financing transactions completed between 2021 and September 2025, as more fully described in Note 24 to the Group’s audited consolidated financial statements for the year ended December 31, 2025. These warrants are classified as equity, with no remeasurement subsequent to initial recognition. There were no new warrant issuances, exercises, cancellations, or expirations during the six months ended June 30, 2026.

Note 14 – Fair Value Measurement

	Level 1	Level 2	Level 3	Total (RMB ’000)	Total (US$ ’000)
Assets
Cryptocurrencies	882	-	-	882	130
Cryptocurrencies, restricted	137,959	-	-	137,959	20,333
Cryptocurrencies (9BIT Tokens)	655,176	-	-	655,176	96,562
Total assets	794,017	-	-	794,017	117,025
Liabilities
Conversion Feature Derivative Liability	-	-	15,273	15,273	2,251
Put option liabilities	-	-	100	100	15
Total liabilities	-	-	15,373	15,373	2,266

There have been no changes to the Group’s valuation techniques or significant unobservable inputs for Level 3 items during the six months ended June 30, 2026.

Note 15 – Share-Based Compensation

The Group’s share-based compensation arrangements are more fully described in Note 28 to the Group’s audited consolidated financial statements for the year ended December 31, 2025. The increase in Class A ordinary shares outstanding during the six months ended June 30, 2026 reflects the scheduled vesting of restricted shares previously granted and disclosed in the Group’s Annual Report on Form 20-F for the year ended December 31, 2025. No new share-based awards were authorized or granted during the six months ended June 30, 2026.

Share-based compensation expense recognized for the six months ended June 30, 2026 was RMB26,317 thousand (US$3,879 thousand), compared to RMB23,378 thousand for the six months ended June 30, 2025. Share-based compensation expense recognized for the three months ended June 30, 2026 was RMB12,098 thousand (US$1,783 thousand), compared to RMB13,523 thousand for the three months ended June 30, 2025.

As of June 30, 2026, there was approximately RMB 129,497 thousand (US$19,085 thousand) of unrecognized compensation cost related to non-vested restricted shares, expected to be recognized over a weighted-average period of approximately 1.16 years.

Note 16 – Related Party Transactions and Balances

Convertible notes receivable – related party (NYB)

The Group’s convertible notes receivable from Nanyang Biologics (“NYB”), a related party, increased from RMB7,306 thousand at December 31, 2025 to RMB14,771 thousand (US$2,177 thousand) at June 30, 2026, reflecting the closing of the Second NYB Convertible Note Agreement in January 2026, pursuant to which the Group funded an additional US$1 million principal amount under substantially similar terms as the original agreement, plus accrued interest during the period. The group provided short-term loan receivable of RMB2,880 thousand (US$424 thousand) during the six months ended June 30, 2026.

Loan to Mr. Zhu with $3 million

Mr. Jun Zhu, the executive chairman of the board, provided loans of nil and RMB20,540 thousand (US$3,027 thousand) to the Group in 2025 and the six months ended June 30, 2026, respectively. The Group repaid RMB3,404 thousand (US$502 thousand) during the six months ended June 30, 2026. The loans were interest-free and the outstanding balance of nil and RMB17,136 thousand (US$2,525 thousand) remained as of December 31, 2025 and June 30, 2026, respectively.

Loan receivable – related party

Transactions with Shanghai ZSHX

Shanghai Zhong Shun Heng Xin Network Science and Technology Co., Ltd. (“Shanghai ZSHX”), the 49% noncontrolling interest holder of the Group’s Shanghai joint venture, received online gaming revenue on behalf of the Group through its provision of a payment channel. For the six months ended June 30, 2026, revenue – related party amounted to RMB5,876 thousand (US$866 thousand) and cost – related party amounted to RMB2,201 thousand (US$324 thousand). As of June 30, 2026, accounts receivable – related party amounted to RMB6,888 thousand (US$1,015 thousand), prepayments and other current assets – related party amounted to RMB1,432 thousand (US$211 thousand), and accounts payable – related party amounted to RMB4,766 thousand (US$702 thousand).

Note 17 – (Loss) Income Per Share

Basic and diluted net income (loss) per share is calculated as follows:

	Three months ended June 30, 2025	Three months ended June 30, 2026	Six months ended June 30, 2025	Six months ended June 30, 2026
Net (loss) income attributable to The9 Limited ordinary shareholders (RMB ’000)	(2,660)	220,915	(68,898)	377,682
Weighted-average shares outstanding – basic and diluted (’000)	1,719,077	3,165,455	1,719,077	3,165,455
Net (loss) income per share – basic and diluted	$(0.00)	$0.07	$(0.04)	$0.12

Potential ordinary shares, including warrants, convertible notes, unvested shares, and contingently redeemable shares, were excluded from the calculation of diluted net income (loss) per share for both periods presented, as their effect would have been antidilutive. As a result, weighted-average shares outstanding and net income (loss) per share are presented on a combined basic and diluted basis for both periods.

Note 18 – Noncontrolling Interest

	RMB (’000)	US$ (’000)
Noncontrolling interest at December 31, 2025	(21,043)	(3,101)
Net loss attributable to noncontrolling interest	(1,952)	(288)
Noncontrolling interest at June 30, 2026	(22,995)	(3,389)

Note 19 – Ordinary Shares Contingently Redeemable

As of June 30, 2026, ordinary shares contingently redeemable of RMB72,699 thousand (US$10,715 thousand) relate solely to 417,880,500 shares issued to Shenma Limited as consideration for the Group’s investment in Shenma, which remain subject to Shenma’s right to force redemption or repurchase. There has been no change in this balance or in the terms of Shenma’s redemption right during the six months ended June 30, 2026.

Note 20 – Commitments and Contingencies

Contingencies

The Group is involved in the following legal proceedings, each carried forward from the Group’s audited consolidated financial statements as of and for the year ended December 31, 2025:

•	Skychain Technologies Inc.: the Group holds a summary judgment of CAD 2 million and is pursuing enforcement. Skychain’s appeal was rejected by the court in April 2023.

•	Hashland Inc.: the Group’s breach-of-hosting-agreement claim is pending in Texas state court. Based on the latest court hearing, the Group has obtained a default judgment against all defendants. The Group will continue to pursue for the enforcement of the judgment..

•	LGHSTR Ltd. and affiliates: the Group withdrew its Shanghai court filing in October 2025 and initiated arbitration with the Hong Kong International Arbitration Center. As of the date of this report, the parties have engaged arbitrators for the next procedure as required by the Hong Kong International Arbitration Center.

Other than the foregoing, the Group is not currently a party to any material legal or administrative proceedings.

Note 21 – Segment Reporting

The Group has two reportable segments, each evaluated separately by the Chief Executive Officer (“CEO”), who serves as the Group’s Chief Operating Decision Maker (“CODM”): Cryptocurrency Mining and Online Game Services. The CODM uses segment revenue, significant segment expenses, and segment profit or loss to assess performance and allocate resources. There have been no changes to the identification of the Group’s reportable segments or the measure of segment profit or loss used by the CODM during the six months ended June 30, 2026.

The following table presents segment revenue and segment loss for the three and six months ended June 30, 2026 and 2025:

(RMB in thousands)	Cryptocurrency Mining	Online Game Services	Total
Six months ended June 30, 2026
Revenue	4,622	13,051	17,673
Less: Cost of revenue	(6,483)	(6,503)	(12,986)
Product development	—	(6,570)	(6,570)
Sales and marketing	—	(5,991)	(5,991)
General and administrative	(7,329)	(60,857)	(68,186)
Impairment of property, equipment and software	(19,579)	—	(19,579)
Impairment loss of intangible assets	—	(11,850)	(11,850)
Realized gain on exchange cryptocurrencies	7,584	—	7,584
Fair value change on cryptocurrencies	(90,434)	—	(90,434)
Segment loss	(111,619)	(78,720)	(190,339)

Six months ended June 30, 2025
Revenue	40,320	21,745	62,065
Less: Cost of revenue	(48,313)	(15,048)	(63,361)
Product development	—	(292)	(292)
Sales and marketing	—	(218)	(218)
General and administrative	(6,520)	(60,848)	(67,368)
Realized gain on exchange cryptocurrencies	10,627	—	10,627
Fair value change on cryptocurrencies	23,435	—	23,435
Segment income (loss)	19,549	(54,661)	(35,112)

(RMB in thousands)	Cryptocurrency Mining	Online Game Services	Total
Three months ended June 30, 2026
Revenue	—	4,832	4,832
Less: Cost of revenue	—	(2,665)	(2,665)
Product development	—	(3,003)	(3,003)
Sales and marketing	—	(1,175)	(1,175)
General and administrative	(4,507)	(31,262)	(35,769)
Impairment of property, equipment and software	(19,579)	—	(19,579)
Impairment loss of intangible assets	—	(11,850)	(11,850)
Realized gain on exchange cryptocurrencies	—	—	—
Fair value change on cryptocurrencies	(21,787)	—	(21,787)
Segment loss	(45,873)	(45,123)	(90,996)

Three months ended June 30, 2025
Revenue	18,873	6,236	25,109
Less: Cost of revenue	(22,419)	(5,896)	(28,315)
Product development	—	(145)	(145)
Sales and marketing	—	(53)	(53)
General and administrative	(2,321)	(31,853)	(34,174)
Realized gain on exchange cryptocurrencies	(1,479)	—	(1,479)
Fair value change on cryptocurrencies	63,110	—	63,110
Segment income (loss)	55,764	(31,711)	24,053

A reconciliation of segment income (loss) to the Group’s consolidated net income (loss) is as follows:

(RMB in thousands)	Six months ended June 30, 2026	Six months ended June 30, 2025
Total segment loss	(190,339)	(35,112)
Corporate and unallocated items, including:
Cryptocurrency reward (9BIT tokens)	263,972	—
Fair value change on 9BIT tokens	391,204	—
Impairment on equity investment	—	(42,771)
Impairment on other investments	(82,573)	(581)
Interest expense	(23,017)	(6,361)
Gain on fair value of derivative	7,001	14,825
Gain on extinguishment of convertible notes	2,181	—
Gain on extinguishment of debt	2,940	—
Income tax benefit	—	(134)
Other items, net	4,361	2,164
Net income (loss)	375,730	(67,970)

(RMB in thousands)	Three months ended June 30, 2026	Three months ended June 30, 2025
Total segment income (loss)	(90,996)	24,053
Corporate and unallocated items, including:
Cryptocurrency reward (9BIT tokens)	75,349	—
Fair value change on 9BIT tokens	320,426	—
Impairment on equity investment	—	(42,771)
Impairment on other investments	(82,573)	(26)
Interest expense	(11,469)	(4,137)
Gain on fair value of derivative	4,846	18,079
Gain on extinguishment of convertible notes	1,804	—
Income tax benefit	—	(134)
Other items, net	2,726	1,411
Net income (loss)	220,113	(3,525)

The following table presents segment assets as of June 30, 2026:

(RMB in thousands)	Cryptocurrency Mining	Online Game Services	Total
Prepayments and other current assets	1,240	34,415	35,655
Cryptocurrencies	138,840	655,177	794,017
Property, equipment and software, net	13,627	1,655	15,282
Total assets	174,961	818,121	993,082

Depreciation and amortization expenses by segment for the three and six months ended June 30, 2026 and 2025 are as follows:

(RMB in thousands)	Cryptocurrency Mining	Online Game Services	Total
Six months ended June 30, 2026	8,317	419	8,736
Six months ended June 30, 2025	7,512	144	7,656
Three months ended June 30, 2026	3,325	385	3,710
Three months ended June 30, 2025	3,031	129	3,160

Note 22 – Subsequent Events

In August 2026, the Group closed a transaction to sell 1,472 Antminer Bitcoin mining machines to a third party and received 2 million USDT as consideration.

The Group has evaluated events occurring after June 30, 2026 through August 24, 2026 and, other than as described above, has determined there were no material subsequent events requiring disclosure.